Room 4561
August 25, 2005

via U.S. mail

Charles K. Narang
Chairman and Chief Executive Officer
NCI, Inc.
11730 Plaza America Drive
Reston, Virginia 20190

      Re:	NCI, Inc.
      Registration Statement on Form S-1
      Filed July 29, 2005
		File No. 333-127006

Dear Mr. Narang:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.
2. We also note that you intend to provide several of your exhibits, including the opinion of counsel, to your registration statement in your next amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.
3. We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714.
Also,
confirm that you have not circulated copies of the registration statement and will not circulate such copies until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule
430A.
4. Revise the disclosure throughout your registration statement to either define various industry specific terms and phrases having meanings not overtly obvious or discernible from the context or provide a reference to that portion of your registration statement that provides such clarification. For example, supplement your disclosure to define or provide a cross-reference to the following:
* government wide acquisition contracts, or GWACs;
* sensitive compartmentalized information facilities, or SCIFs;
* best value awards;
* multiple award contracts;
* prime contractor;
* indefinite delivery/indefinite quantity, or ID/IQ;
* funded and unfunded backlogs, e.g. as used in the narrative found under the risk factor subheading "We cannot guarantee that our estimated contract backlog...";
* GSA schedule contracts; and
* blanket purchase agreements.

Inside Front Cover Page
5. Please provide us with any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. See Corporation Finance Current Issues Outline, March
31, 2001 Quarterly Update, Section VIII.

Summary, page 1
6. Please provide a basis for your statement that you are a "leading" provider of information technology services and solutions to U.S. federal government agencies.
7. Please explain the basis for your statement that your contract base is diversified given the statistics you provide on pages 1 and
23 that indicate that approximately 99% of your revenues are derived from the federal government and approximately two-thirds of your revenues are from engagements with defense and intelligence agencies.
8. You indicate that defense and intelligence agencies with whom you have engagements, currently have, and are expected to continue to have, significant funding for transformation through information technology initiatives. In your response letter provide support to substantiate this claim.
9. Revise to provide a concise and balanced summary of the material information you disclose elsewhere. For example, you discuss the significant market opportunities available to you, your strengths that make you "well-positioned to meet the rapidly evolving needs of federal government agencies for IT services and solutions" and your strategy growing your business as a "leading provider of information technology services and solutions to government agencies while improving [y]our profitability" without discussing the corresponding obstacles and challenges you face in achieving such goals.
Balance
the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans. For example, discuss the challenges you face from competitors or the risks that you may not achieve the anticipated revenues from your estimated contract backlog. As another example, revise your discussion of revenue on page 2 to provide balancing disclosure regarding costs and expenses and net income. Please note that it is not sufficient to simply refer the reader to the risk factors section. Where applicable, make corresponding changes elsewhere in your prospectus, e.g., the business section beginning on page 36.
10. We note that your summary and disclosure elsewhere in your registration statement includes statistics and statements by, for example, INPUT, for support. For each statistic cited, furnish in your response letter the source of the statistic from the organization or entity. To expedite our review, note the date of each source, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
11. Explain what you mean by the phrases on page 1 that your largest engagement "is not scheduled for recompetition until 2011" and that several of your GWACs have "a ceiling of $[XX] million over [XX] years." Also, tell us whether you would expect to be awarded contracts that are valued at or near the ceiling, or whether these ceilings represent the total amounts that may be awarded to several different contractors. If you do not expect to receive contracts valued at or near the ceiling, disclose (a) the amount or percentage typically awarded to one contractor or to a contractor providing the type of services that you would provide and (b) the amount or percentage you have been awarded in the past on similar contracts. Transactions Prior to the Offering, page 6

Revocation of S Corporation Status, page 6
12. You indicate that the actual amount of the distribution of S corporation earnings to your current stockholders will depend on the amount of your income prior to the revocation of your S corporation status. To the extent practicable, please disclose an estimate of the expected amount of such distribution. We note the reference in footnote 2 on page 5 to a distribution amount of $18 million.

Risk Factors, page 10
13. A risk factor does not adequately describe a material risk if it could apply to any business. Your "Risk Factor" section includes several risk factors that appear to be generic or fail to raise material, concrete risks. Please revise your risk factor subheadings and the narrative that follows to avoid generic language, such as "adversely affect" and "harm" to describe the impact of the risk factors on your business, collectively, or on specific results of your business. Replace this language with specific disclosure of how your business, operations and/or financial conditions would be affected and the resulting risk to investors. For example, revise the risk factor subheadings "[W]e depend on contracts with the federal government...[o]ur business would be adversely affected..."
and "[o]ur business could be adversely affected by significant changes in the contracting or fiscal policies of the federal government" as well as the narrative found under the subheading "[w]e may not be successful in identifying acquisition candidates..."
Other examples include "Our employees may engage in misconduct..." and "Our quarterly operating results may fluctuate..." With respect to the last example, we note the discussion you have provided in the last paragraph on page 34 regarding the relationship between the federal government`s fiscal year and your clients` suspension of engagements or their increase in purchase requests. Please revise these discussions to describe risks more specific to you and each risk`s specific impact on your business.
14. Additionally, to provide appropriate context, where applicable, please provide specific disclosure regarding the risks or challenges you have faced in the past. For example, in the risk factor where you discuss the substantial cost that may be incurred in the competitive procurement process, please disclose the costs you have incurred in past procurements. As another example, please discuss in the appropriate risk factor the specific systems or service failures you have experienced, any intellectual property infringement claims you have received, and any unfavorable federal audits you have received in the past.
Many of our federal government clients..., page 13
15. You indicate that if the federal government elects to use a contract vehicle that you do not hold you will not be able to compete as a prime contractor. Clarify this disclosure, explaining the circumstances in which you would not hold a contract vehicle.

Dividend Policy, page 18
16. You indicate that you will need to rely upon dividends and other payments from your subsidiary to generate the funds necessary to make dividend payments, if any, on your Class A common stock but that your subsidiary is legally distinct from you and has no obligation to pay amounts to you. Explain how this is the case given your disclosure on page 6 indicating that prior to the registered offering, your subsidiary will become a wholly owned subsidiary and that this prospectus is written assuming this has already taken place.


Management`s Discussion and Analysis..., page 23

Overview, page 23
17. Please supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350. For example, does management anticipate a trend in terms of changes in the current contract mix, e.g. an increase in the proportion of contracts that are fixed-price contracts, or an increase in the proportion of contracts that rely on subcontracted labor or third party material purchases as opposed to relying on your own employees` labor? If so, to the extent you are able to quantify the effects of this trend on your results of operations, working capital requirements and liquidity, please supplement your disclosure accordingly.
18. As another example, you indicate in the narrative under the risk factor subheading "Our federal government contracts may be terminated..." found on page 12 that you derive most of your revenue from federal government contracts that typically span one or more base years and one or more option years, that such option periods may cover more than half of a contract`s potential duration and that federal government agencies have the right not to exercise these option periods. Furthermore, you indicate in the narrative under the risk factor subheading "Many of our federal government clients spend their procurement budgets..." that budgetary pressures and reforms in the procurement process have resulted in increased competition and pricing pressure, requiring you to make sustained post-award efforts to realize revenue under the relevant contract vehicle. Are these conditions a recent development? If so, has management revised or does it anticipate revising its methodologies for estimating contract backlog so as to take a more conservative approach to valuing backlog? What consideration has management given to such budgetary pressures and reforms when planning your future strategy, growth, capital expenditures, etc.? Similar to the prior comment, to the extent you are able to quantify the effects of this trend on your results of operations, working capital requirements and liquidity, please supplement your disclosure accordingly.
19. Provide detailed disclosure in this section that clearly explains contract backlog in the context of your business, its relation to your future prospects and potential revenue, the methodologies used to calculate a contract`s value, and the difference between funded and unfunded backlogs. To the extent you discuss contract backlog elsewhere in your registration statement, provide a cross-reference to this explanation.
20.
You indicate that in June 2004, USTRANSCOM awarded you two new seven-year task orders, with a total value of approximately $117 million and that each task order has one base year and six option years. Explain in your disclosure how this value is calculated and what portion of this amount can be earned during the base year and each subsequent option year. Given that it is now July 2005, has USTRANSCOM exercised their option and if so, for how many years? To the extent that USTRANSCOM has not exercised their option for all six years, does management have an expectation of the likelihood that USTRANSCOM will exercise such option years?
Revenue, page 24
Contract Types, page 24
Time-and-material contracts, page 24
21. You indicate that to the extent that your actual labor costs under a time-and-materials contract vary significantly from the negotiated hourly rates, you can generate more or less than the targeted amount of profit. Expand your disclosure to discuss the circumstances under which actual labor costs would vary significantly. Is this a common occurrence?
Fixed-price contracts, page 24
22. Explain the difference between the three categories of fixed-price contracts.
Results of Operations, page 26

23. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, the revenue, cost of revenue and G&A expense disclosures do not quantify each source that contributed to the change. The disclosure should quantify each source that contributed to a material change. See
Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please revise.

Year Ended December 31, 2004 Compared to December 31, 2003, page
27

24. Tell us and disclose what portion of the $34.9 million
increase
in revenues is due to SES contracts acquired in the December 23,
2003
acquisition.

Critical Accounting Policies

Revenue Recognition, page 32

25. As presented, the critical accounting policy for revenue recognition is a restatement of the policy in the notes to the financial statements and does not serve as a supplement to the notes of the financial statements. The critical accounting policy for revenue recognition should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. See SEC Release 33-8350 and please revise.

Critical Accounting Policies - Stock-Based Compensation, page 33

26. We note that you refer to the methodology used by an independent valuation firm in a report prepared in 1999 in determining the fair value of options. When you refer to an independent valuation firm disclose the name of expert and include the expert`s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.

27. We note that you consider the guidance provided by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities
Issued as Compensation." In this regard, consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. We further note that you obtained a contemporaneous valuation but not by an unrelated valuation specialist. Please revise to discuss the following information related to issuances of equity instruments:
* Discuss the significant factors, assumptions, methodologies used in determining fair value;
* Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated
IPO price; and
* Disclose the reason management chose not to obtain an unrelated valuation specialist.

Refer to disclosure guidance in paragraphs 180-182 of the AICPA
Practice Aid.

Business, page 36
Market Opportunity, page 37
28. You indicate that once pre-selected under a government wide acquisition contracts, or GWAC, "companies compete only among themselves to provide services under the vehicle." You also indicate on page 39 that you are a prime contractor on numerous multi-year GWACs that provide you the opportunity to bid on hundreds of millions of dollars of business against a discrete number of other pre-qualified companies each year, and you subsequently list some of these contracts and their respective ceilings. Finally, you indicate on page 41 that your contract base includes four prime GWAC vehicles with a total combined budgeted ceiling value in excess of $20 billion
Revise your disclosure to clarify what exactly is meant by the term
"ceiling" and what portions of such contracts you can reasonably expect to win competing against other pre-qualified companies. Is it possible that you may lose some of these bids to other pre-qualified companies or are you already guaranteed a portion of such contracts?
If the latter, please quantify.
Principal and Selling Stockholders, page 56
29. While you have yet to provide specific information as to which shareholders will be selling shares pursuant to this registration statement, please supplement your disclosure to provide a discussion of how the securities to be sold were acquired by the selling shareholders.
Related Party Transactions, page 57
30. It appears that most of your disclosure in this section covers the 6 month period ended June 30, 2005. Provide the information required by Item 404 of Regulation S-K for the period beginning with your last fiscal year. We note the information you have provided in
Note 10 to your financial statements (Related Party Transaction).
31. You indicate that you believe the terms of certain agreements with Net Commerce Corporation reflect market conditions and are on terms which might be negotiated on an arm`s-length basis. Clarify if this statement is referring to all agreements and services described in this and the subsequent paragraph, such as the consulting arrangement with Net Commerce Corporation pursuant to which you paid
Net Commerce Corporation $312,010, the short-term projects for which
Net Commerce Corporation provided project support, the network management services you provided to Net Commerce Corporation during the period 2002 through 2004 and the use of the private aircraft owned by Michael Solley. Also, supplementally tell us how the value of the services provided by Net Commerce was determined.
32. Please briefly explain the performance objectives for fiscal year
2004 that each of Messrs. Narang, Solley, and Glasgow, and Ms. Bjornaas operated under for purposes of their bonuses. Please also briefly explain the nature of the $242,585 payment in connection with key man life insurance and the $112,500 note payment to Ms. Allan.

Underwriting, page 64
33. We note your disclosure regarding your intention to have a directed share program. Tell us in your response letter how you will conduct the program, provide a description of the manner in which you would conduct it and indicate whether you have had any communications with potential participants in such a plan to date. To the extent you have had such communications, provide us with any material you have sent or intend to send to these potential purchasers such as a
"friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule
134.  We may have further comments.
34. We note your disclosure on electronic distributions on page
66.
Please describe in your response letter the procedures the underwriters will follow in the electronic offer, sale and distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Consolidated Statements of Income, page F-4

35. We note your disclosure of stock compensation expense in total operating costs and expenses. Stock-based compensation must be allocated to the appropriate expense category to which it relates. For example, stock compensation relating to employees whose salaries are otherwise reflected as cost of revenue must be reflected as cost of revenue and stock-based compensation issued to general and administrative personnel must be reflected as such. The amount may be shown parenthetically within the category or as a separate line item within the category. Conforming changes should be made to summary consolidated financial data, selected consolidated financial data, and all other relevant sections of the filing.

36. We note your net income per share presentation and earning per share disclosure in Note 2. Tell us how your net income per share calculation is consistent with the guidance in paragraphs 60 and 61 of SFAS 128 and support the basis for your presentation. If your computation of earnings per share pursuant to the two class method results in the same earnings per share for both your Class A and Class B common shares, you may revise your disclosures to indicate that your earnings per share computation is for both Class A and Class B common shares.

Note 2:  Summary of Significant Accounting Policies, pages F-7

Revenue Recognition, pages F-8

37. You indicate that revenue for performance based fee incentives on your cost-plus contracts is recognized as earned. Tell us how you determine when such fees are considered to be "earned." Tell us how you considered Chapter 11 of ARB 43 in accounting for such contracts.

38. Tell us why you believe it is appropriate to recognize revenue from fixed price contracts using the percentage of completion method.
From the description of your business, it appears the majority of your operations involve providing a service. Paragraph 1 of SOP 81-1 does not permit the use of contract accounting for services contracts. Tell us the specific accounting literature you relied upon, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments.

39. We note that you recognize revenue on fixed-price completion contracts using costs incurred in relation to total estimated costs.
The Staff generally would expect service contract revenue recognition to be based on some type of output measure of performance. Please explain how you determined that the input measure was the appropriate measure to use on your fixed-price completion contracts.

Property and Equipment, page F-10

40. Leasehold improvements should be depreciated over the shorter of the lease term or useful lives of the leasehold or leasehold improvements. Please revise or tell us why revision is not required.
Also, tell us if your depreciation period assumes lease renewal terms and if so, tell us how you considered the guidance in The Current Accounting and Disclosure Issues in the Division of Corporation Finance, which can be found on our website at www.sec.gov/divisions/corpfin/acctdis030405.htm#P407_61046.

Goodwill, page F-10

41. We note that for purposes of goodwill impairment analysis, you have determined that the Company has two reporting units. Please identify the two reporting units.

Note 6: Stockholder`s Equity and Related Items, Stock Options, pages
F-17

42. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

* The type of security;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issuance;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock; and
* The total amount of compensation deferred and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

43. Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" or on recent sales of the same or a similar company security to a third party for cash. Reconcile and explain the differences between the fair values of your common stock, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

44. You indicate that you consider the guidance provided by the AICPA
Practice Aid "Valuation of Privately-Held-Company Equity
Securities
Issued as Compensation" and the valuation used to determine the fair value of the equity instruments was contemporaneous. For options granted during the 12 months prior to the date of the most recent balance sheet included in the filing, please revise to include for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

Note 9:  Acquisition of Scientific and Engineering Solutions, Inc.
(SES), pages F-20

45. We note that you refer to an independent appraisal in allocating the value of intangibles assets acquired from SES. When you refer to an independent valuation disclose the name of expert and include the expert`s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.

Note 10:  Related Party Transaction, page F-21

46. You note on page 57 that all transactions with related parties are conducted on an arms-length basis. However, you do not disclose that fact in your footnote. Please explain or revise accordingly pursuant to paragraph 3 of SFAS 57.

Exhibits
47. In addition to the exhibits you indicate you will be providing to us in the future, also file as exhibits all material contracts as required by Item 601(b)(10) of Regulation S-K. Including as exhibits the following:
* The tax indemnification agreement with stockholders referred to on page 19;
* All agreements pursuant to which Net Commerce Corporation provided services to NCI and vice versa, during the period in which Charles Narang owned Net Commerce Corporation; and
* All agreements pursuant to which Michael Solley`s aircraft business provides services to NCI.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kari Jin at (202) 551-3481 or Kathleen
Collins,
Branch Chief - Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.
Please contact Perry Hindin at (202) 551-3444 with any other questions. If you require further assistance, you may contact me at
(202) 551-3462.

Sincerely,



Mark P. Shuman
Branch Chief - Legal
Office of Computers and Online Services


cc:	via facsimile
      David Charles, Esq.
      Pillsbury Winthrop Shaw Pittman LLP
      (F) (703) 770-7901

Charles K. Narang
NCI, Inc.
August 25, 2005
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